Exhibit 99.6

Form of Consent of Petroleum Engineers

We hereby consent to the use and reference to our name and our report evaluating Paramount Resources Ltd.’s petroleum and natural gas reserves as at December 31, 2003, and the information derived from our report, as described or incorporated by reference in Paramount Resources Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2003, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

McDaniel & Associates Consultants Ltd.

/s/ P.A. Welch

P.A. Welch, P.Eng.
Executive Vice President

March 24, 2004